(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-22239 CUSIP NUMBER 05275N106

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

_____________________________________________________________________________________________

Full Name of Registrant

Autobytel Inc.

_____________________________________________________________________________________________

Former Name if Applicable

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

18872 MacArthur Blvd, Suite 200 Irvine, CA 92612 –1400

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Although management has worked diligently to complete and file in a timely manner the Registrant’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004 (the “Form 10-Q”), recent developments relating to the Registrant’s financial reporting have led to the previously announced internal review currently being undertaken under the direction of the Audit Committee of the Registrant’s Board of Directors with the advice and assistance of outside independent counsel and consultants. The internal review will not be completed in sufficient time for the Registrant to: (i) complete its financial statements, (ii) assure that the information presented in the Form 10-Q complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-Q, within the prescribed period without unreasonable delay and expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ariel Amir (Name)	949 (Area Code)	862-3016 (Telephone Number)

(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Autobytel Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2004	By:	/s/ Ariel Amir
Executive Vice President and General Counsel

Explanation of Anticipated Change in Results of Operations

The Registrant previously announced the following preliminary revenues and operating expenses for the three-month period ended September 30, 2004.

Third quarter 2004 revenues were $33.0 million, of which $22.3 million were related to lead fees; $3.8 million were related to advertising; $5.7 million were related to CRM services, and $1.1 million were related to data, applications and other. If a correcting adjustment is required to be made in the third quarter of 2004, revenue for the third quarter of 2004 mentioned above will be reduced.

Total operating expenses, including depreciation and amortization, in the third quarter 2004 were $30.2 million. There is no assurance that the operating expense figure mentioned above will not change as a result of the internal review.

These preliminary results do not give effect to any potential restatement or correcting adjustments that result from the completion of the previously announced internal review currently being undertaken by the Audit Committee of the Registrant’s Board of Directors.